UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number ___0-22947___________

(Exact name of registrant as specified in its charter)

  First Canadian American Holding Corporation

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6021 YONGE STREET, SUITE 212, TORONTO, ONTARIO M2M3W2

416-918-2209

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)

Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii)

Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i)

X

Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii)

Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the certification or notice date: _______100_________________

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter)

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: ____June22/2004____________________ By: _________/s/Sandy Winick_____________________

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the

Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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